Exhibit 99.1

Agencia Comercial SPIRITS Ltd
INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

AGENCIA COMERCIAL SPIRITS LTD
COMBINED AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

	As of	As of
	December 31,	June 30,
	2024	2025
	US$	US$
	(Audited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	54,752	825,343
Account receivables	717,644	1,359,747
Prepayments and other receivables	244,242	676,204
Inventories	2,650,957	2,894,682
Total current assets	3,667,595	5,755,976
Non-current assets
Finance right-of-use (“ROU”) assets	—	155,698
Operating right-of-use (“ROU”) assets	94,885	94,760
Intangible asset	—	54,880
Deferred Initial Public Offering (“IPO”) costs	150,151	533,184
Total non-current assets	245,036	838,522
Total assets	3,912,631	6,594,498

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Account payables	334,140	815,289
Contract liabilities	23,316	25,849
Accruals and other payables	3,440	74,980
Current portion of long-term loans	29,736	33,644
Operating lease liabilities	19,945	25,562
Finance lease liabilities	—	31,401
Amount due to related parties	1,031,203	1,485,034
Tax payables	480,243	600,695
Total current liabilities	1,922,023	3,092,454
Non-current liabilities
Long-term loans	17,727	2,604
Operating lease liabilities	72,680	69,199
Finance lease liabilities	—	73,903
Total non-current liabilities	90,407	145,706
Total liabilities	2,012,430	3,238,160

Shareholders’ equity
Ordinary shares (US$0.00004 par value, 625,000,000 class A shares authorised, 12,500,000 and 17,864,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025)*	500	715
Ordinary shares (US$0.00004 par value, 625,000,000 class B shares authorised, 12,500,000 and 14,500,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025)*	500	580
Subscription receivable	(1,000)	(280,800)
Additional paid-in capital	169,600	1,243,625
Retained earnings	1,747,875	2,133,513
Statutory reserve	101,857	146,291
Accumulated other comprehensive (losses) income	(119,131)	112,414
Total shareholders’ equity	1,900,201	3,356,338
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,912,631	6,594,498

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 13).

The accompanying Accounting Policies and Explanatory Notes form an integral part of, and should be read in conjunction with, these combined and consolidated financial statements.

Agencia Comercial SPIRITS Ltd
UNAUDITED COMBINED AND UNAUNDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	For the six months ended June 30,
	2024	2025
	US$	US$
Revenue from third parties	1,231,487	1,859,890
Revenue from related parties	150,858	23,658
Total revenue	1,382,345	1,883,548
Cost of revenue	(692,305)	(1,021,373)
Gross profit	690,040	862,175
Operating expenses:
General and administrative expenses	(70,007)	(319,764)
Sales and distribution expenses	(35,773)	(29,043)
Total operating expenses	(105,780)	(348,807)
Income from operations	584,260	513,368
Interest income	53	329
Interest expenses	(987)	(1,769)
Foreign exchange gains (losses), net	548	(4,136)
Sundry income	5,166	33,366
Total income before income tax expense	589,040	541,158
Income tax expenses	(123,237)	(111,086)
Net income	465,803	430,072

Other comprehensive (loss) income
Foreign currency translation adjustments, net of tax of nil	(41,441)	231,545
Total comprehensive income	424,362	661,617

Net earnings per ordinary share attributable to ordinary shareholders of the Company
Basic and diluted*	0.0373	0.0327

Weighted average shares used in calculating net earnings per ordinary share	12,500,000	13,140,045

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation (Note 13).

The accompanying Accounting Policies and Explanatory Notes form an integral part of, and should be read in conjunction with, these combined and consolidated financial statements.

Agencia Comercial SPIRITS Ltd
UNAUDITED COMBINED AND UNAUDITED CONSOLIODATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	Class A shares		Class B shares		Subscription Receivable	Additional paid-in capital	Retained earnings	Statutory reserve	Accumulated other Comprehensive losses	Total Shareholders’ equity
	Shares	US$	Shares*	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2023	12,500,000	500	12,500,000	500	(1,000)	169,600	1,046,525	23,929	(29,063)	1,210,991
Net income for the financial year	—	—	—	—	—	—	465,803	—	—	465,803
Appropriation to statutory reserve	—	—	—	—	—	—	(46,580)	46,580	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(41,441)	(41,441)
Balance as of June 30, 2024	12,500,000	500	12,500,000	500	(1,000)	169,600	1,465,748	70,509	(70,504)	1,635,353

	Class A shares		Class B shares		Subscription Receivable	Additional paid-in capital	Retained earnings	Statutory reserve	Accumulated other Comprehensive losses (income)	Total Shareholders’ equity
	Shares	US$	Shares*	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2024	12,500,000	500	12,500,000	500	(1,000)	169,600	1,747,875	101,857	(119,131)	1,900,201
Contribution from shareholders	—	—	—	—	1,000	—	—	—	—	1,000
Issuance of new shares at May 28, 2025	2,900,000	116	—	—	(280,800)	1,074,204	—	—	—	793,520
Issuance of new shares at June 24, 2025	2,464,000	99	2,000,000	80	—	(179)	—	—	—	—
Net income for the financial year	—	—	—	—	—	—	430,072	—	—	430,072
Appropriation to statutory reserve	—	—	—	—	—	—	(44,434)	44,434	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	231,545	231,545
Balance as of June 30, 2025	17,864,000	715	14,500,000	580	(280,800)	1,243,625	2,133,513	146,291	112,414	3,356,338

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation (Note 13).

The accompanying Accounting Policies and Explanatory Notes form an integral part of, and should be read in conjunction with, these combined and consolidated financial statements.

AGENCIA COMERCIAL SPIRITS LTD
UNAUDITED COMBINED AND UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	For the six months ended June 30,
	2024	2025
	US$	US$
Cash flows from operating activities:
Net income	465,803	430,072
Adjustment to reconcile net income to net cash (used in)/provided by operating activities
Depreciation of operating right-of-use assets	4,026	13,093
Amortization of intangible assets	—	875
Changes in operating assets and liabilities:
Account receivables	(400,801)	(583,329)
Prepayments and other receivables	(117,691)	(433,995)
Inventories	(386,820)	41,681
Account payables	113,368	418,573
Contract liabilities	(295,444)	—
Accruals and other payables	3,021	66,962
Amount due to a related party	—	176,965
Principal repayment of operating lease liabilities	(4,026)	(13,093)
Tax payables	121,379	111,086
Net cash (used in) provided by operating activities	(497,185)	228,890

Cash flows from financing activities:
Deferred IPO costs	—	(345,534)
Proceeds from new borrowings	—	2,577,320
Repayment of borrowings	(15,145)	(2,592,724)
Proceeds from a related party	419,165	2,881,031
Repayment to a related party	—	(2,736,371)
Proceeds from issuance of new shares	—	794,520
Principal repayment of finance lease liabilities	—	(47,415)
Net cash provided by financing activities	404,020	530,827

Net (decrease) increase in cash and cash equivalents	(93,165)	759,717
Cash and cash equivalents, at beginning of the financial period	126,287	54,752
Effect of foreign exchange rate changes, net	(1,934)	10,874
Cash and cash equivalents, at end of the financial period	31,188	825,343

Supplemental disclosure of cash flow information:
Income taxes paid	—	—
Interest received	53	329
Interest paid	(987)	(1,769)

Non-cash investing and financing activities
ROU assets obtained in exchange for operating lease liabilities	—	5,633
ROU assets obtained in exchange for finance lease liabilities	—	146,501

The accompanying Accounting Policies and Explanatory Notes form an integral part of, and should be read in conjunction with, these combined and consolidated financial statements.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Agencia Comercial Spirits Ltd (“Agencia Cayman”) was incorporated as an exempted company under the laws of the Cayman Islands on March 7, 2025. Agencia Cayman and its subsidiaries (collectively the “Company”) engaged in trading and wholesale of whisky, encompassing the procurement, distribution, and sale of whisky products in both Taiwan and international markets. In connection with its initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). The Reorganization involved: (1) the incorporation of Agencia Cayman, a Cayman Islands holding company; (2) reorganized Ping Shiang Holding Ltd (“Ping Shiang Holding”), incorporated in BVI on January 21, 2025, as wholly owned subsidiaries of Agencia Cayman on May 27, 2025; (3) On May 23, 2025, Ping Shiang Holding completed an acquisition of Agencia Taiwan through the shares transfer. Upon completion, Ping Shiang Holding holds 100% equity interest in Agencia Taiwan.

Immediately before and after the reorganization, the controlling shareholders, Mr. Tsai Yi Yang and Ms. Lee Li Mei (together the “Controlling Shareholders”), controlled Agencia Cayman; therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control. Accordingly, the accompanying combined financial statements have been prepared as if the current corporate structure had been in existence throughout the financial years presented.

During the reporting periods, Agencia Cayman has two subsidiaries. Details of its subsidiaries are set out below:

Name of subsidiaries	Place of incorporation	Date of incorporation	Percentage of direct or indirect interests	Principal activities
Ping Shiang Holding Ltd (“Ping Shiang Holding”)	BVI	January 21, 2025	100.0%	Investment holding
Agencia Comercial Co., Ltd (“Agencia Taiwan”)	Taiwan	July 7, 2020	100.0%	Trading and Wholesale of whisky

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

Principles of consolidation

For the purpose of preparing this set of combined and consolidated financial statements, the combined and consolidated balance sheet of the Company as at June 30, 2025 and December 31, 2024, the combined and consolidated statements of operations and comprehensive income, combined and consolidated statement of changes in shareholders’ equity and combined and consolidated statements of cash flows of the Company for the six months ended June 30, 2025 and 2024 have been prepared on a combined and consolidated basis and include the financial information of the Company as if the current group structure had been in existence throughout the financial years or from the date the entities are under common control, if later, in accordance with ASC 805-50, Business Combinations — Related Issues (Common Control Transactions). Accordingly, the assets, liabilities, and results of operations of the entities under common control have been combined, and prior periods have been retrospectively adjusted to reflect the reorganization.

The preparation of combined and consolidated financial statements in conformity with U.S. GAAP requires management to exercise judgement in the process of applying the Company’s accounting policies and requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the end of the reporting periods, and the reported amounts of revenue and expenses throughout the financial years. Although these estimates are based on management’s best knowledge of historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, actual results may ultimately differ from those estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the financial years in which the estimate is revised if the revision affects only that financial year or in the financial year of the revision and future financial years if the revision affects both current and future financial years.

Use of estimates and assumptions

The preparation of combined and consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Company’s combined and consolidated financial statements mainly include provision for expected credit losses on account receivables and other receivables, revenue recognition, and uncertain tax position.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Functional currency and foreign currency translation

The Company uses United States dollar (“US$”) as its reporting currency. The functional currency of the Company is New Taiwan Dollars (“NTD”).

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are remeasured into the functional currency at historical rates. Transactions denominated in other currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates.

Translation gains and losses are recognized as foreign exchange gain or loss, net in the statement of operations and comprehensive income.

Assets and liabilities of the Company are translated into US$ at financial year-end exchange rates. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Income and expense items are translated at average exchange rates during the financial year. Translation adjustments arising from these are reported as accumulated other comprehensive income/(loss) in the statements of changes in shareholders’ equity.

The corresponding exchange rates used to translate NTD to US$ are as follows:

	June 30, 2024	Dec 31, 2024	Jun 30, 2025
Year-end spot rate	0.0317	0.0305	0.0339
Annual average rate	0.0321	0.0312	0.0319

Related parties

The Company adopted Accounting Standards Codification (“ASC”) 850, Relate Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A related party is generally defined as (i) any person and/or their immediate family holding 10% or more of the Company’s securities, (ii) the Company’s management and/or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operational decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated.

Fair value measurements

The established fair value hierarchy as defined by U.S. GAAP requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of inputs that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 —	Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2 —	Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3 —	Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company’s financial instruments include cash and cash equivalents, account receivables, financial assets included in prepayments and other receivables, amount due from a related party, account payables, financial liabilities included in accruals and other payables, bank borrowings, and amount due to a related party. The carrying amount of these instruments approximates to their fair value largely due to the short-maturities.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash at bank that are unrestricted as to withdrawal or use. The Company has not experienced any losses in such accounts and do not anticipate any exposure to significant risks.

Account receivables

Accounts receivables are stated at amortized cost, net of an allowance for credit losses. The allowance is estimated using the Current Expected Credit Loss model, which requires the Company to forecast expected credit losses over the lifetime of the receivables. The estimate considers historical loss experience, current economic conditions, reasonable and supportable forecasts, aging of receivable balances, and customer-specific risk factors (e.g., financial health, payment trends). Adjustments are made when objective evidence indicates a probable loss that can be reasonably estimated.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using first-in-first-out method. The cost of inventories comprises the cost of finished goods and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Net realizable value write-downs are normally determined on an individual item basis. However, in some cases it may be appropriate to group together similar products.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and accumulated impairment losses.

Amortisation of intangible assets is calculated on a straight-line basis over the estimated useful life of each asset as follows:

Trademark	20 years

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the unaudited combined and consolidated statement of operations.

Deferred IPO costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — Expenses of Offering. Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2024 and June 30, 2025 the Company capitalized approximately US$150,151 and US$533,184 of deferred offering costs, respectively.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Account payables, and accruals and other payables

Account payables, and accruals and other payables are initially measured at fair value and, after initial recognition, at amortized cost, except for short term payable with no stated interest rate and the effect of discounting being immaterial that are measured at their original invoice amount.

Borrowing costs

Borrowing costs are recognized as an expense in the period in which they are incurred.

Bank borrowings

Borrowings are presented as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting date, in which case they are presented as non-current liabilities.

Borrowings are initially recorded at fair value, net of transaction costs and subsequently carried at amortized costs using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method. Borrowings which are due to be settled within 12 months after the end of the reporting date are included in current borrowings in the balance sheet even though the original term was for a period longer than 12 months and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the end of the reporting date and before the combined and consolidated financial statements are authorized for issue.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company adopted ASU No. 2014-09 and its related amendments (collectively, known as ASC 606, Revenue from Contracts with Customers) upon incorporation. Adoption of ASC 606 did not impact the timing of revenue recognition in the Company’s combined and consolidated financial statements for the prior annual periods.

The Company generated its revenue from trading of whisky products. Revenue is recognized when control of the promised goods is transferred to a customer for an amount that reflects the consideration that the Company expects to receive in exchange for those goods. Typically, control is transferred to a customer in accordance with the applicable incoterms used for delivery, as specified in the sales contract. The specific incoterm used in each transaction determines the point at which the risks and rewards of ownership transfer from the Company to a customer, thereby triggering the recognition of revenue. The Company recognizes revenue as the principal in the transaction in accordance with ASC 606, due to the Company’s ownership and control over the inventory throughout the entire process.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer,

●	Identify the performance obligations in the contract,

●	Determine the transaction price,

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as performance obligation is satisfied.

Under ASC 606, the Company estimates the transaction price, including variable consideration, at the commencement of the contract and recognizes revenue at the point of time as a principal when control of the goods is transferred to the customer, rather than when fees become fixed or determinable. The Company evaluates whether it acts as a principal or an agent based on the following criteria:

●	Control: The Company must have the primary responsibility for fulfilling the contracts, which includes managing inventory, determining pricing, and delivering the product.

●	Inventory Risk: The Company assumes inventory risk, meaning it may bear the risk of loss for the goods held in inventory before they are transferred to the customer.

●	Customer Relationship: The Company maintains the customer relationship and is responsible for providing customer service and support.

●	Profit Margin: The Company earns a profit margin that reflects the risks and rewards associated with being the principal.

The Company will regularly assess its contracts with customers to determine the appropriate treatment for revenue under ASC 606.

Cost of revenue

The cost of revenue consists primarily of procurement of whisky products held for sale, as well as direct costs associated with the procurement, such as import and export charges, and processing charges.

General and administrative expenses

General and administrative expenses consist primarily of staff costs (including salaries, messing, etc.), expenses related to trademark, rental expenses, as well as professional fees incurred in daily operations.

Sales and distribution expenses

Sales and distribution expenses consist primarily of basic salaries and employee benefits of sales personnel not directly attributable to the generation of revenue and expenses incurred to various warehouses.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company adopted ASC 842, Leases upon incorporation, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedient. The Company categorized leases with contractual terms longer than twelve months as either operating or finance lease.

ROU assets represent the Company’s rights to use underlying assets for the lease terms and lease liabilities represent the Company’s obligation to make lease payments arising from the leases. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, if any, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for the Company’s operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the lease liability calculation. Variable lease payments, if any, are recognized in operating expenses in the period in which the obligation for those payments is incurred.

For operating leases, lease expense is recognized on a straight-line basis over the lease term. For finance leases, lease expense is recognized as amortization on a straight-line basis over the lease term and interest using the effective interest method.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes. The Company accounts for income taxes in accordance with the laws and regulations of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from the differences between the carrying amount of assets and liabilities in the combined financial statements and the corresponding tax bases used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated suing tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% probability of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making Company, in deciding how to allocate resources and in assessing performance. The Company utilizes the “management approach” to identify its reportable operating segments.

The management approach considers the internal organizational structure and reporting mechanisms employed by the Company’s CODM for operational decision-makings and performance evaluation. The Company’s chief executive officer is designated as the Company’s CODM, who reviews and evaluates the consolidated results to determine resource allocation and assess the Company’s overall performance. After a thorough analysis, the Company has concluded that it operates within only one reportable operating segment.

The Company’s CODM has been identified as the Chief Executive Director who reviews the results of operations when making decisions about allocating resources and assessing the performance of the Company. For management’s purpose, the Company operates in one business unit based on the products sold, and its sole operating segment is the trading and wholesale of whisky products. The CODM monitors the revenue, results, assets and liabilities of its business unit as a whole and regularly reviews its operating results to make decisions about resource allocation. Accordingly, no analysis of segment information other than entity-wide information is presented.

The Company’s long lived assets are all located in Taiwan and substantially all monitoring and control activities of its operations are conducted in Taiwan. Therefore, no geographic information is presented.

The significant segment expenses are consistent with those reported on the combined and consolidated financial statements of operations and comprehensive income and include cost of revenue, sales and distribution expenses and general and administrative expenses. For significant segment expenses incurred during the six months ended June 30, 2025, and 2024, refer to Combined And Consolidated Financial Statements of Operations and Comprehensive Income.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of Class A ordinary shares by the weighted average number of Class A ordinary shares outstanding during the period presented,

Class B ordinary shares are excluded from the calculation as they represent non-participating shares with no claim on profits or distributions.

Diluted earnings per share is calculated by dividing net income attributable to the holders of Class A ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of Class A ordinary shares and dilutive ordinary share equivalents outstanding during the period.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income/(loss). Other comprehensive income/(loss) refers to income, expenses, gains /(losses) that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income/(loss) consists of foreign currency translation adjustments resulting from the Company not using USD as its functional currency.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of account receivables. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of financial conditions and payment practices of its customers to minimize collection risk on account receivables.

Concentration of customers

The Company has the following customers accounted for 10% or more of sales for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024		2025
Customer A	66.52%		— #
Customer B	19.67%		— #
Customer C	—	*	26.01%
Customer D	—	*	24.24%
Customer E	—	*	10.49%

*	Less than 10% of the sales for the six months ended June 30, 2024.
#	Less than 10% of the sales for the six months ended June 30, 2025.

The Company has the following customers accounted for 10% or more of account receivables as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024	As of June 30, 2025
Customer A	34.92%	— #
Customer B	14.74%	11.83%
Customer C	14.51%	— #
Customer D	10.21%	— #
Customer E	— *	40.20%
Customer F	— *	16.22%
Customer G	— *	11.33%

*	Less than 10% of the account receivables as of December 31, 2024.
#	Less than 10% of the account receivables as of June 30, 2025.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of suppliers

The Company has the following suppliers accounted for 10% or more of purchases for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
Supplier A	50.15%	—	#
Supplier B	25.48%	—	#
Supplier C	14.39%	71.62%

#	Less than 10% of the purchases for the six months ended June 30, 2025.

The Company has the following suppliers accounted for 10% or more of account payables as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024	As of June 30, 2025
Supplier A	57.22%	26.00%
Supplier B	42.77%	19.43%
Supplier C	— *	48.99%

*	Less than 10% of the account payables as of December 31, 2024.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative

On October 9, 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments in ASU 2023-06 modify the disclosure or presentation requirements of a variety of topics in the FASB Accounting Standards Codification (the “Codification”), with the intention of clarifying or improving them and to align the requirements in the Codification with the regulations of the U.S. Securities and Exchange Commission (the “SEC”). The effective date for ASU 2023-06 varies and is determined for each individual disclosure based on the effective date of the SEC’s removal of the related disclosure. ASU 2023-06 will not have any impact on the Company’s financial position or results of operation.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

3.	RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

ASU 2023-09, Improvements to Income Tax Disclosures

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosure. ASU 2023-09 improves income tax disclosure requirements related to rate reconciliation income taxes paid and other miscellaneous tax disclosures to enhance their transparency and decision usefulness to investors. These enhancements allow investors to better assess how an entity’s operations, related tax risks, tax planning and operational opportunities affect its tax rate and prospects for future cash flows. ASU 2023-09 is effective for financial years beginning after December 15, 2024, with early adoption permitted. The Company does not expect the adoption of this pronouncement to have a significant impact on its combined financial statements.

ASU 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements

In March 2024, the FASB issued ASU 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for financial years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which combined financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its combined financial statements.

ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to combined financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to combined financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this update should be applied either (1) prospectively to combined financial statements issued for reporting periods after the effective date of this Update, or (2) retrospectively to any or all prior periods presented in the combined financial statements. The Company is currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40)

In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of update 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in update 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the FASB acknowledges that there was ambiguity between the intent in the basis for conclusions in update 2024-03 and the transition guidance that was included in the Codification when update 2024-03 was issued.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

4.	ACCOUNT RECEIVABLES

Details of account receivables are as follows:

	As of December 31, 2024	As of June 30, 2025
	US$	US$
Account receivables	717,644	1,359,747
Less: allowance for credit losses	—	—
	717,644	1,359,747

As of 31 December 2024, the related party receivable balance of US$68,400 is included within account receivables as the amount is expected to be collected in cash in the normal course of business.

The Company’s credit period with customers is generally 60 days. The Company reviews its account receivable balances regularly to minimize credit risk. Balances are reviewed regularly by senior management. The Company does not hold any collateral or other credit enhancements over its trade receivable balances. Account receivables are non-interest bearing.

In applying ASC 326, the Company concluded that no material expected credit loss was required as of December 31, 2024 and June 30, 2025, based on forward-looking scenarios and customer credit assessments.

5.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31, 2024	As of June 30, 2025
	US$	US$
Prepayments to suppliers	240,395	633,590
Rental deposits	3,847	5,280
Other receivables (Note)	—	37,334
	244,242	676,204

As of 31 December 2024, a prepayment to a related party of US$45,044 is included within prepayments to suppliers for the prepayment of fees related to a trademark licensing agreement, as described in Note 14 — Commitments and Contingencies.

In assessing the expected credit loss in accordance with ASC 326, the Company incorporates various factors such as historical experience, current economic conditions, as well as forward-looking information. As of December 31, 2024 and June 30, 2025, the Company concludes that no material expected credit loss is noted in respect of its other receivables.

6.	INVENTORIES

Inventories as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31, 2024	As of June 30, 2025
	US$	US$
Finished goods	2,650,957	2,894,682

The Company consistently monitors its inventories for potential obsolete products. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserve was made for inventories as of December 31, 2024 and June 30, 2025.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

7.	BANK BORROWINGS

As of December 31, 2024 and June 30, 2025, the Company has certain bank borrowings outstanding with Bank of Kaohsiung, which are denominated in NTD and are guaranteed by a shareholder, his immediate family member, and a credit fund. Particulars of the aforesaid bank borrowings as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31, 2024	As of June 30, 2025
	US$	US$
Current portion	29,736	33,644
Non-current portion	17,727	2,604
	47,463	36,248

Banker	Start Date	Maturity Date	Interest Rate	As of December 31, 2024	As of June 30, 2025
				US$	US$
Bank of Kaohsiung	2021/07/09	2026/07/09	2.295%	499	381
Bank of Kaohsiung	2021/07/09	2026/07/09	2.295%	9,493	7,425
Bank of Kaohsiung	2021/07/09	2026/07/09	4.545%	3,820	2,930
Bank of Kaohsiung	2021/07/09	2026/07/09	2.675%	33,651	25,512
				47,463	36,248

8.	REVENUE FROM CONTRACTS WITH CUSTOMERS

a)	Disaggregated revenue information:

	For the six months ended June 30,
	2024	2025
	US$	US$
Types of goods
Whisky products	1,382,345	1,883,548

Timing of revenue recognition
Goods transferred at a point in time	1,382,345	1,883,548

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

8.	REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

During the six months ended June 30, 2024, contract liabilities of US$304,577 were recognized as revenue. No contract liabilities were recognized as revenue during the six months ended June 30, 2025.

b)	Performance obligations

1.	Nature of Performance Obligations

In accordance with ASC 606, the Company identifies the following performance obligations in its contracts:

●	Product Delivery:

The Company is responsible for delivering the specified goods (e.g., whisky products) to the designated location and ensuring that the goods meet the agreed specifications and quality.

●	Acceptance and Replacement:

If the delivered goods do not conform to the specifications or have defects, the customer must notify the Company in writing within 10 days, and the Company shall unconditionally replace the goods and bear the corresponding shipping costs. However, upon the acceptance of the delivered goods by the customer, no return of the goods will be accepted if the customers subsequently discover the delivered goods do not confirm to the agreed specifications or have defects.

2.	Timing of Revenue Recognition

●	Upon Delivery:

Revenue is recognized when the goods are delivered to the customer, which is when control of the goods transfers to the customer.

For overseas sales transactions, the Company recognise revenue in accordance with relevant incoterms (international Commercial Terms) specified in the respective sales contracts. The timing of revenue recognition is determined by the transfer of control and risk associated with the goods to the customer.

For overseas sales under the Free on Board (FOB) shipping point incoterm, revenue is recognised when the goods are loaded onto the vessel at the specified shipping point, at which point control and risks related to the goods are transferred to the buyer.

In the case of overseas sales under Cost, Insurance, and Freight (CIF) destination incoterm, revenue is recognised upon delivery of the goods to the specified destination port, where control and risks related to the goods are transferred to the buyer.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

8.	REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

3.	Contractual Liabilities

According to the contract terms, the following situations may affect the fulfillment of performance obligations and revenue recognition:

●	Force Majeure:

If delivery is delayed due to natural disasters or other force majeure events, Company shall negotiate with customer, which may affect the timing of revenue recognition.

●	Breach of Contract:

If customer fails to pay the agreed price, the Company has the right to terminate the contract and request the return of the goods. If the Company fails to deliver the agreed goods, they will bear the corresponding liability and pay penalties.

This disclosure aims to provide stakeholders with a clear understanding of the nature and timing of revenue recognized from contracts with customers.

9.	LEASES

The Company leases office and warehouse premises under operating lease agreements, and a motor vehicle under finance lease agreements.

During the six months ended June 30, 2025, the Company entered into three operating lease agreements with related parties, with lease terms of 72 months, 60 months and 12 months, respectively. In addition, the Company entered into a finance lease agreement for a motor vehicle with a third party, with a least term of 36 months.

With reference to market rate for similar premises with similar location, the Company is of the opinion that these lease agreements are able to represent arm’s length transactions between the Company and the related parties.

As of December 31, 2024 and June 30, 2025, the Company has not entered into any sublease agreements and the leases do not include any residual value guarantees or covenants.

The following represents the aggregate operating and finance ROU assets and related operating and finance lease liabilities as of December 31, 2024 and June 30, 2025:

The weighted average lease term and weighted average discount rate as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31, 2024	As of June 30, 2025
	US$	US$
Assets
Operating ROU assets	94,885	94,760
Finance ROU assets	—	155,698
	94,885	250,458

Liabilities
Current operating lease liabilities	19,945	25,562
Current finance lease liabilities	—	31,401
Non-current operating lease liabilities	72,680	69,199
Non-current finance lease liabilities	—	73,903
	92,625	200,065

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

9.	LEASES (cont.)

The weighted average lease term and weighted average discount rate as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31, 2024	As of June 30, 2025
Weighted average lease term:
Operating leases	52.43 months	45.17 months
Finance leases	—	35.00 months

Weighted average discount rate
Operating leases	3.84%	3.84%
Finance leases	—	14.01%

The components of lease expenses for the six months ended June 30, 2024 and 2025 are as follows:

	For the six months ended June 30,
	2024	2025
	US$	US$
Operating leases	4,822	14,905
Short-term leases not included in measurement of lease liabilities	—	—
	4,822	14,905

Supplemental cash flow information related to leases for the six months ended June 30, 2024 and June 30, 2025 are as follows:

	For the six months ended June 30,
	2024	2025
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	4,822	14,905

Supplemental non-cash information:
ROU assets obtained in exchange for the lease obligations	—	152,134

Future minimum lease payments under operating leases as of June 30, 2025 are as follows:

As of June 30, 2025
US$
2026	28,635
2027	25,588
2028	25,588
2029	20,511
Thereafter	1,286
Total undiscounted cash flows	101,608
Present value:
Current operating lease liabilities	25,562
Non-current operating lease liabilities	69,199
Total operating lease liabilities	94,761
Interest on lease liabilities	6,847

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

9.	LEASES (cont.)

Future minimum lease payments under finance leases as of June 30, 2025 are as follows:

As of June 30, 2025
US$
2026	44,191
2027	44,191
2028	40,508
Total undiscounted cash flows	128,890
Present value:
Current finance lease liabilities	31,401
Non-current finance lease liabilities	73,903
Total finance lease liabilities	105,304
Interest on lease liabilities	23,586

10.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31, 2024	As of June 30, 2025
	US$	US$
Trademark	—	55,810
Less: accumulated amortisation	—	(930)
Net book value	—	54,880

For the six months ended June 30, 2025, the Company recorded US$930 in amortization expenses with no impairment charges. No amortization or impairment was recorded during the six months ended June 30, 2024.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

11.	TAXES

Taiwan Corporate Income Tax

The Company is subject to a corporate income tax rate of 20% on its net taxable income in accordance with Taiwan tax regulations. Management regularly reviews its tax positions and related liabilities to ensure compliance with local tax laws and to reflect any necessary adjustments in the combined financial statements.

The income tax expenses included in the statement of operations and comprehensive income are as follows:

	For the six months ended June 30,
	2024	2025
	US$	US$
Current tax	123,237	111,086

Reconciliation between the income tax expenses computed by applying the Taiwan statutory income tax rate to profit before income taxes and actual provision were as follows:

	For the six months ended June 30,
	2024	2025
	US$	US$
Total income before income tax expense	589,040	541,158

Income tax at statutory tax rate of 20%	117,808	108,232
Tax effect of expenses not deductible	5,429	2,854
Under-provision for prior financial years	—	—
Others	—	—
Total income tax expenses	123,237	111,086

As of December 31, 2024 and June 30, 2025, the tax payables included in the Company’s balance sheet solely consist of income taxes incurred in Taiwan.

No deferred tax is provided since there is no material temporary difference as of the end of the reporting period.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

12.	RELATED PARTY TRANSACTIONS AND BALANCES

a) The Company had the following balances with related parties as of December 31, 2024 and June 30, 2025:

Name of related parties	Relationship	Nature	As of December 31, 2024	As of June 30, 2025
			US$	US$
Mr. Tsai Yi Yang	Beneficial owner	Amount due to a related party	1,031,203	1,248,212
Mr. Tsai Yi Yang	Beneficial owner	Rental deposit paid	1,527	2,708
Ms. Lee Li Mei	Shareholder of the Company	Rental deposit paid	2,320	2,572
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Account receivables	68,488	—
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Other receivables	—	7,446
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Amount due to a related party	—	16,135
Ping Shiang Business Corporation	Common UBO	Account payables	—	399,395
Ping Shiang Business Corporation	Common UBO	Amount due to a related party	—	220,687
芳華株式会社	Common UBO	Prepayments and other receivables	45,044	—
芳華株式会社	Common UBO	Trademark assets	—	55,811
瀨古酒造株式会社	Common UBO	Prepayments and other receivables	—	36,398

The above balances were recognized during normal course of business. These balances are unsecured, interest-free, and have no fixed terms of repayment.

b) During the six months ended June 30, 2024 and 2025, the Company had the following transactions with related parties:

			For the six months ended June 30,
Name of related parties	Relationship	Nature	2024	2025
			US$	US$
Xiamen Celtic Culture Communication	Common UBO	Sales	83,498	—
Ping Shiang Business Corporation	Common UBO	Purchase	135,092	676,392
Ping Shiang Business Corporation	Common UBO	Repayment to a related party	—	58,919
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Sales	67,361	23,659
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Other income	—	7,007
Ding Yi International Co., Ltd	Controlled by an immediate family member of the beneficial owner	Proceeds from a related party	—	15,182
Mr. Tsai Yi Yang	Beneficial owner	Rent paid	4,822	7,644
Mr. Tsai Yi Yang	Beneficial owner	Expense paid on behalf	—	176,965
Mr. Tsai Yi Yang	Beneficial owner	Repayment to a related party	—	100,133
Mr. Tsai Yi Yang	Beneficial owner	Proceeds from a related party	246,117	21,657
Ms. Lee Li Mei	Shareholder of the Company	Rent paid	—	7,261
芳華株式会社	Common UBO	Prepayment for a trademark	48,000	—
瀨古酒造株式会社	Common UBO	Prepayment for inventory cost	—	34,248

These transactions were made in normal course of business.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

13.	SHAREHOLDERS’ EQUITY

Ordinary Shares

On March 7, 2025, Agencia Cayman was established as a new Cayman Islands holding structure with an authorized capital of 25,000 Class A Ordinary Shares and 25,000 Class B Ordinary Shares (without dividend rights and no entitlement to distribution of assets upon winding-up), of which 500 Class A and 500 Class B shares were issued and outstanding at a par value of US$1 each. This common control transaction was accounted for at historical carrying amounts, with no change to the combined equity balance. The reorganization was undertaken in preparation for the Company’s planned initial public offering.

On May 28, 2025, four new independent subscribers (none of whom are Controlling Shareholders) subscribed for an aggregate of 116 Class A Ordinary Shares in Agencia Cayman at a consideration of US$9,360 per share, with fully settled as of July 4, 2025.

On June 24, 2025, Agencia Cayman amended its authorised share capital to 1,250,000,000 shares (625,000,000 Class A and 625,000,000 Class B Ordinary Shares) with a reduced par value of US$0.00004 per share; effected a 1-for-25,000 stock split of all outstanding shares, converting each existing share of US$1.00 par value into 25,000 shares of US$0.00004 par value. These changes were accounted for at historical carrying amounts, with the stock split applied retroactively to all periods presented, resulting in no change to the total combined equity balance while increasing the number of shares outstanding proportionally. The reorganization maintains the original rights and restrictions of each share class, with Class B Ordinary Shares continuing to have no dividend rights or entitlement to distribution of assets upon winding-up.

On June 24, 2025, Agencia Cayman also issued new shares at par value (US$0.00004 per share), including 2,000,000 Class A and 2,000,000 Class B ordinary Shares to the Controlling Shareholder, Ping Shiang Business Ltd, and an aggregate of 464,000 Class A Ordinary Shares to four independent subscribers.

Retained Earnings

Retained earnings are the portion of a company’s net income that is not paid out as dividends but is instead reinvested in the business or held as a reserve for future use. This may include funds set aside for expansion, debt repayment, or other strategic purposes. As of December 31, 2024 and June 30, 2025, the balances of retained earnings were US$1,747,875 and US$2,133,513, respectively.

Statutory Reserve

Under the law of Taiwan, a statutory reserve is a portion of a company’s profits that must be set aside to comply with the Company Act of Taiwan. This reserve is designed to protect creditors and ensure the financial stability of the Company. As of December 31, 2024 and June 30, 2025, the balances of statutory reserve were US$101,857 and US$146,291, respectively.

Accumulated Other Comprehensive Losses (Income)

Other comprehensive losses accumulated in the Company’s equity comprise foreign currency adjustments. It represents the cumulative amount of other comprehensive losses which has not been realized, and it is reported within the equity section of the Company’s balance sheet. As of December 31, 2024 and June 30, 2025, the balances of accumulated other comprehensive (losses) income were US$(119,131) and US$112,414, respectively.

AGENCIA COMERCIAL SPIRITS LTD

NOTES TO THE UNAUDITED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

14.	COMMITMENTS AND CONTINEGENCIES

Lease commitments

The Company entered into long-term operating leases of office premises and warehouses, and finance lease of a motor vehicle in Taiwan. The Company’s commitment for minimum lease payments under such operating leases and finance lease as of December 31, 2024 and June 30, 2025 were disclosed in Note 9.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual relationships and a variety of liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. The Company is of the opinion that there were no pending or threatened claims and litigation as of December 31, 2024 and June 30, 2025, and through the issuance date of these combined and consolidated financial statements.

Capital commitments

The Company had the following capital commitment at the end of the reporting period:

	As of December 31, 2024	As of June 30, 2025
	US$	US$
Contracted but not provided for	5,120	—

During the financial year ended December 31, 2024, the Company entered into an agreement with a related party regarding the right to use a trademark on its whisky products, amounting to 7,500,000 Japanese Yen (approximately US$48,000). As of the December 31, 2024, approximately US$5,120 remained outstanding. The outstanding amount was settled in February 2025 and the full amount was capitalised as an intangible asset upon the effectiveness of the license agreement in March 2025.

15.	SUBSEQUENT EVENT

Subsequent to end of the reporting period, on October 23, 2025, the Company successfully completed its initial public offering on Nasdaq Capital Market. The offering, pursuant to an underwriting agreement dated October 21, 2025, involved the initial sale of 1,750,000 Class A ordinary shares at US$4.00 per share for gross proceeds of US$7,000,000. The Company's shares commenced trading on Nasdaq under the symbol "AGCC" on October 22, 2025.

On October 29, 2025, the underwriters fully exercised their 45-day over-allotment option to purchase an additional 262,500 shares, increasing the total shares issued to 2,012,500 and raising total gross proceeds to US$8,050,000. The net proceeds to the Company were approximately US$5,220,000, after deducting underwriting discounts and offering expenses.

On December 18, 2025, the Company entered into loan agreements with four of its former shareholders. The loans were funded with proceeds from their recent share disposal. The aggregate maximum facility available under these agreements is US$16,820,000, intended for the Group's general working capital purposes. The loans carry an interest rate of 10% per annum and have a nominal term of three years, subject to the Lenders' right to demand immediate repayment at any time.